# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KALVISTA PHARMACEUTICALS, INC., CIK 0001348911
CUSIP: 483497103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 55 Cambridge Parkway, Suite 901E, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 11/01/2025
Amends the filing with accession number 0001387131-21-012403
Filed by CIK 0001863769
Persons authorized to receive notices and communications: Steve R. Bailey, 601 Union Street, Suite 3200, Seattle, Washington (WA), 98101, (206) 621-7200

## Reporting persons
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,466,521; sole dispositive power 0; shared dispositive power 3,466,521; aggregate amount beneficially owned 3,466,521 (6.9% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based on 50,523,274 shares of the Issuer's Common Stock outstanding as of August 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2025.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,466,521; sole dispositive power 0; shared dispositive power 3,466,521; aggregate amount beneficially owned 3,466,521 (6.9% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based on 50,523,274 shares of the Issuer's Common Stock outstanding as of August 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2025.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,466,521; sole dispositive power 0; shared dispositive power 3,466,521; aggregate amount beneficially owned 3,466,521 (6.9% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based on 50,523,274 shares of the Issuer's Common Stock outstanding as of August 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2025.
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,160,700; sole dispositive power 0; shared dispositive power 1,160,700; aggregate amount beneficially owned 1,160,700 (2.3% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,523,274 shares of the Issuer's Common Stock outstanding as of August 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2025.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,160,700; sole dispositive power 0; shared dispositive power 1,160,700; aggregate amount beneficially owned 1,160,700 (2.3% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,523,274 shares of the Issuer's Common Stock outstanding as of August 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2025.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,160,700; sole dispositive power 0; shared dispositive power 1,160,700; aggregate amount beneficially owned 1,160,700 (2.3% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,523,274 shares of the Issuer's Common Stock outstanding as of August 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2025.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 394,847; sole dispositive power 0; shared dispositive power 394,847; aggregate amount beneficially owned 394,847 (0.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,523,274 shares of the Issuer's Common Stock outstanding as of August 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2025.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 394,847; sole dispositive power 0; shared dispositive power 394,847; aggregate amount beneficially owned 394,847 (0.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,523,274 shares of the Issuer's Common Stock outstanding as of August 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2025.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 394,847; sole dispositive power 0; shared dispositive power 394,847; aggregate amount beneficially owned 394,847 (0.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,523,274 shares of the Issuer's Common Stock outstanding as of August 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2025.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,160,700; sole dispositive power 0; shared dispositive power 1,160,700; aggregate amount beneficially owned 1,160,700 (2.3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 represent shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on 50,523,274 shares of the Issuer's Common Stock outstanding as of August 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2025.
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,160,700; sole dispositive power 0; shared dispositive power 1,160,700; aggregate amount beneficially owned 1,160,700 (2.3% of the class)
  Comment: The shares listed in rows 8, 10 and 11 represent shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on 50,523,274 shares of the Issuer's Common Stock outstanding as of August 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: KALVISTA PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 55 Cambridge Parkway, Suite 901E, Cambridge, Massachusetts (MA), 02142
Comment: This Amendment No. 7 ("Amendment No. 7") to Schedule 13D amends the statement on Schedule 13D filed on December 30, 2021 (the "Original Schedule 13D") as amended on January 26, 2022, December 30, 2022, December 14, 2023, February 22, 2024, November 7, 2024 and August 20, 2025 (the "Prior Amendments", and together with the Original Schedule 13D and this Amendment No. 7, the "Schedule 13D"). Except as otherwise specified in Amendment No. 7, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 7 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 2. Identity and Background
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron" and together with Topper, the "Members")
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety to read as follows:

FLSPF is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P.

FLS X is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS X, L.P. is to serve as general partner of FLS IX. The sole business of FHMLS X, L.L.C. is to serve as general partner of FHMLS X, L.P.

FLS XI is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P.

The principal business of the Members is to manage FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., FLS X, FHMLS X, L.P., FHMLS X, L.L.C., FLS XI, FHMLS XI, L.P., FHMLS XI, L.L.C. and a number of affiliated partnerships with similar businesses.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to incorporate Item 5(c) hereof and to replace the last paragraph with the following:

The working capital of FLSPF, FLS X and FLS XI was the source of the funds for the purchase of the FLSPF Shares, the FLS X Shares and the FLS XI Shares. No part of the purchase price of the FLSPF Shares, the FLS X Shares or the FLS XI Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLSPF Shares, the FLS X Shares or the FLS XI Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety to read as follows:

The Reporting Persons acquired the Common Stock for investment purposes. Unless otherwise noted in this Schedule 13D, no Reporting Person has any current plans or proposals, which related to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item 4 of Schedule 13D.

The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto, including, without limitation, the acquisition of additional shares of Common Stock. The Reporting Persons may dispose of any or all the shares of Common Stock they hold.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLSPF directly holds 3,466,521 shares of the Issuer's Common Stock (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS X directly holds 1,160,700 shares of the Issuer's Common Stock (the "FLS X Shares"). FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the FLS X Shares.

FLS XI directly holds 394,847 shares of this Issuer's Common Stock (the "FLS XI Shares"). FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.
Transactions in the class effected during the past sixty days: Except as set forth in Item 6 hereof, none of the Reporting Persons has effected any transactions relating to the Common Stock of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On November 1, 2025, FLSPF and Frazier Life Sciences Public Overage Fund, L.P. ("FLSPOF") entered into a merger agreement, which resulted in FLSPOF merging with and into FLSPF. As a result of the merger, (i) FLSPF acquired 973,449 shares of Common Stock of the Issuer from FLSPOF and (ii) FLSPOF, FHMLSP Overage, L.P., FHMLSP Overage, L.L.C. ceased being Reporting Persons under the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (11/04/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (11/04/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (11/04/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (11/04/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (11/04/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (11/04/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (11/04/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (11/04/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (11/04/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (11/04/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (11/04/2025)